# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wang & Lee Group, Inc., CIK 0001899658
CUSIP: G9T22C100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 5-6/F Wing Tai Factory Building, 3 Tai Yip Street, Kwun Tong, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 06/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,143,532; shared voting power 0; sole dispositive power 3,143,532; shared dispositive power 0; aggregate amount beneficially owned 3,143,532 (7.63% of the class)

## Item 1. Issuer
Name of issuer: Wang & Lee Group, Inc.
Address of issuer's principal executive offices: 5-6/F Wing Tai Factory Building, 3 Tai Yip Street, Kwun Tong, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court,
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
3,143,532

The amounts in Row (5), (7) and (9) represent 3,143,532 Ordinary Shares. Does not include an indeterminable number of Ordinary Shares issuable on conversion of a convertible note as of June 13, 2025, due to the variable conversion rate and the 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person assumes 41,183,451 Ordinary Shares outstanding immediately after the offering based upon the number of Ordinary Shares outstanding prior to the offering as disclosed in the Issuer's Prospectus Supplement filed under Rule 424(b)(5) with the Securities and Exchange Commission on June 9, 2025 and Schedule 13Gs filed by certain investors and the reporting person's Ordinary Shares.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 7.63%
Sole power to vote or to direct the vote: 3,143,532
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,143,532
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (06/13/2025)